Exhibit 99.1

Polyrizon Completes FDA Pre-Submission Meeting for PL-14 Allergy Blocker Nasal Spray

Ra’anana, Israel, Dec. 08, 2025 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon” or the “Company”), a biotechnology company focusing on the development of intranasal products, today announces that it has successfully completed a pre-submission meeting with the U.S. Food and Drug Administration (FDA) regarding its PL-14 Allergy Blocker product, a novel nasal spray designed to provide protective intranasal barrier functionality.

During the meeting, Polyrizon presented the general development program plan for PL-14, including the proposed manufacturing process, analytical and quality controls, and the structure of the stability program that will support future regulatory submissions. The Company also reviewed its planned biocompatibility assessment package and additional preclinical studies aligned with the FDA’s “Guidance for Nasal Spray and Inhalation Drug Products,” ensuring that all critical safety and performance elements are addressed.

In addition, Polyrizon discussed the clinical development strategy for PL-14, towards the clinical trials that are expected to commence 2026, outlining the intended study designs and endpoints to support evaluation of safety and performance in accordance with FDA expectations.

According to Business Research Insights market report, the global allergen blocker market is projected to reach USD $210M by 2033. Thie market has been expanding as a result of the rising incidence of allergies, greater public understanding of allergens and how they affect health, and rising demand for allergy relief products. Globally, allergies such allergic rhinitis, asthma, and eczema have increased in frequency. The prevalence of allergies is increasing, which has increased demand for products that can help relieve allergy symptoms.

The Company believes that this pre-submission meeting represents a significant milestone, providing potential early regulatory alignment and clarity on key requirements. The constructive dialogue with the FDA will potentially enable Polyrizon to advance the PL-14 program efficiently and in full compliance with the high regulatory standards required for nasal spray products.

“We believe that this productive engagement with the FDA is an important step in our path toward bringing PL-14 to the market,” said Tomer Izraeli, Chief Executive Officer of Polyrizon. “Receiving early guidance helps us strengthen our development strategy, validate our approach, and design our program to be aligned with the stringent expectations of the FDA. We look forward to continuing to progress this promising product toward future clinical and regulatory milestones.”

Polyrizon remains committed to advancing PL-14 as a safe, effective, and innovative solution designed to help protect individuals from airborne allergens and environmental particulates.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how the timing of its clinical trials, the expected growth of the global allergen blocker market, how the constructive dialogue with the FDA will potentially enable Polyrizon to advance the PL-14 program efficiently and in full compliance with the high regulatory standards required for nasal spray products, its path toward bringing PL-14 to the market, how receiving early guidance helps it strengthen its development strategy, validate its approach, and design its program to be aligned with the stringent expectations of the FDA and continuing to progress PL-14 toward future clinical and regulatory milestones. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com